Exhibit 99.1
comScore, Inc.
Citation Agreement and Consent
Subject to the terms and conditions set forth herein, comScore, Inc. (“comScore”) hereby consents to the quotation by Deutsche Bank (“Requester”), in the Registration Statement on Form S-l to be filed by Requester with the U.S. Securities and Exchange Commission (the “Filing”), of the following published comScore information (the “comScore Information”):
“The Intelius network of websites was one of the top 100 most visited web properties in the U.S. for January 2008 according to comScore Media Metrix, a leading Internet audience measurement firm.”
“In January 2008, the Inteltus network of websites that attracts users interested in obtaining intelligence services drew over 11.1 million unique visitors in the U.S., according to comScore Media Metrix.”
“According to comScore Media Metrix, the number of online searches in the U.S. in January 2008 reached approximately 14.6 billion.”
In consideration of comScore’s consent as set forth above, Requester hereby agrees that:
(1)	the comScore Information will be presented in the Filing as representing data, research opinion or viewpoints published by comScore and not as a representation of fact;

(2)	comScore disclaims all warranties, express or implied, statutory or otherwise, including without limitation any implied warranties of merchantability or fitness for a particular purpose, and warranties as to accuracy, completeness or accuracy of the comScore Information;

(3)	the comScore Information speaks as of its original publication date (and not as of the date of the Piling) and that the opinions expressed in the comScore Information are subject to change without notice;

(4)	comScore shall have no liability for errors, omissions or inadequacies in the comScore Information or for any interpretations of the comScore Information;

(5)	comScore does not assume responsibility for any third parties’ reliance on any information contained in the Filing, including the comScore Information; and

(6)	where applicable, comScore is not an “expert” within the meaning of Section 509 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.
Requester agrees to indemnify and hold harmless comScore, and its directors, officers, shareholders, employees and agents, from and against any and all claims, liabilities, demands, causes of action, damages, losses and expenses (including reasonable attorney’s fees and costs) arising, directly or indirectly, and without limitation, out of or in connection with the Filing.
comScore’s consent set forth above shall not be deemed effective until comScore shall have received a countersigned copy of this document from Requester.

Deutsche Bank		comScore, Inc.
By:		By:

Name:	John Hor	Name:	Christiana L. Lin, Esq.

Title:	Analyst	Title:	General Counsel

Date:	March 4, 2008	Date:	March 5, 2008